Filed by Stira Alcentra Global Credit Fund

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Stira Alcentra Global Credit Fund

Commission File No. 333-214405

NEWS RELEASE

SAGC Contact:	Jennifer Franklin	Priority Contact:	Richard Gann
Phone:	(949) 333-1721	Phone:	(646) 380-1715
Email:	jfranklin@stiracmg.com	Email:	rgann@prospectcap.com

Stira Alcentra Global Credit Fund Announces Special Meeting of Shareholders

to Vote on Priority Income Fund Merger

IRVINE, California, and NEW YORK, New York, April 8, 2019 –Stira Alcentra Global Credit Fund (“SAGC”) announced that it will hold a special meeting of shareholders at 9:00 a.m. (Pacific Time) on May 6, 2019 at SAGC’s corporate headquarters, 18100 Von Karman Avenue, Suite 500, Irvine, CA 92612. At the special meeting, shareholders will be asked to approve the merger of SAGC with and into Priority Income Fund, Inc. (“Priority”) and adopt the Agreement and Plan of Merger (the “merger agreement”), dated as of December 21, 2018, between SAGC and Priority.

Stockholders of record as of the close of business on April 5, 2019 (the “record date”), will be entitled to vote at the special meeting and any adjournment thereof. SAGC and Priority expect to close the merger in the second quarter of 2019, subject to approval by SAGC shareholders and other customary closing conditions.

The proposed merger is a “NAV for NAV” transaction, pursuant to which SAGC shareholders would receive the number of shares of Priority common stock determined by applying an exchange ratio that compares the respective net asset values of SAGC and Priority shortly before closing. Priority is a non-traded, closed-end fund registered as an investment company under the Investment Company Act of 1940. Priority is managed by Priority Senior Secured Income Management, LLC, which is led by a team of investment professionals from the investment and operations team of Prospect Capital Management L.P.

Priority’s existing common stock offering, unrelated to the proposed merger, is expected to continue uninterrupted during the regulatory and SAGC shareholder approval process in connection with the proposed merger.

About Priority Income Fund

Priority is a registered closed-end fund that was created to acquire and grow an investment portfolio primarily consisting of senior secured loans or pools of senior secured loans known as CLOs. Such loans will generally have a floating interest rate and include a first lien on the assets of the respective borrowers, which typically are private and public companies based in the United States. For more information, visit www.priority-incomefund.com.

About Prospect Capital Management L.P.

Headquartered in New York City, Prospect Capital Management L.P. is an SEC-registered investment adviser that, along with its predecessors and affiliates, has a more than 30-year history of investing in and managing high-yielding debt and equity investments using both private partnerships and publicly traded closed-end structures. Prospect and its affiliates employ a team of approximately 100 professionals who focus on credit-oriented investments yielding attractive current income. Prospect has approximately $6.6 billion of assets under management as of December 31, 2018. For more information, please call (212) 448-0702 or visit www.prospectcap.com.

About Stira Alcentra Global Credit Fund

SAGC is an externally managed, non-diversified closed-end management investment company that is registered under the Investment Company Act of 1940, as amended. SAGC’s investment adviser is Stira Investment Adviser, LLC, an affiliate of the Steadfast Companies, a group of integrated real estate investment, management and development companies. The Steadfast Companies, with their corporate office located in Irvine, California, own or manage more than $5.6 billion in real estate assets and employ a staff of over 2,100 in the United States and Mexico as of December 31, 2018. Since their founding in 1994, the Steadfast Companies have, directly or indirectly, sponsored over 50 privately or publicly offered prior real estate investment programs.

Forward-Looking Statements

This press release contains certain forward-looking statements. Because such statements include risks, uncertainties and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements and you should not place undue reliance on any such statements. A number of important factors could cause actual results to differ materially from the forward-looking statements contained in this release. Such factors include those described in the risk factors sections of Priority’s and SAGC’s joint prospectus and proxy statement and other reports filed by them with the SEC. Forward-looking statements in this document speak only as of the date on which such statements were made, and none of Priority, Prospect, or SACG undertake any obligation to update any such statements that may become untrue because of subsequent events.

Additional Information and Where to Find It

In connection with the proposed merger of SAGC with and into Priority, Priority and SAGC have filed with the SEC a Registration Statement on Form N-14 that includes a prospectus and a proxy statement on Schedule 14A (collectively, the “Joint Proxy Statement/Prospectus”) that will be mailed to shareholders of SAGC following effectiveness of the Registration Statement on Form N-14. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PRIORITY, SAGC, THE PROPOSED MERGER AND RELATED MATTERS.  Investors and security holders are able to obtain the Joint Proxy Statement/Prospectus and other documents filed with the SEC, free of charge, from the SEC’s website (www.sec.gov) and from SAGC’s website (www.stiraALLternatives.com). Investors and security holders may also obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by contacting SAGC at (877) 567-7264.

Participants in the Solicitation

Priority and SAGC and their respective directors, trustees, executive officers, other members of their management, employees and other persons may be deemed to be participants in the anticipated solicitation of proxies in connection with the proposed merger. Information regarding Priority’s directors and executive officers is available in its definitive proxy statement for its 2018 annual meeting of stockholders filed with the SEC on September 18, 2018 (the “Priority 2018 Proxy Statement”) and the Joint Proxy Statement/Prospectus. Information regarding SAGC’s trustees and executive officers is available in its final prospectus filed with the SEC on April 30, 2018 (the “SAGC Prospectus”) and the Joint Proxy Statement/Prospectus. To the extent holdings of securities by such directors, trustees or executive officers have changed since the amounts disclosed in the Priority 2018 Proxy Statement, the SAGC Prospectus or the Joint Proxy Statement/Prospectus, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed by such directors or executive officers, as the case may be, with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus and in other relevant materials to be filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

No Offer, Solicitation, Recommendation or Advice

The information in this press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF ANY OFFERING AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Nothing in this press release should be construed as a recommendation to invest in any security or consisting of any legal, accounting, tax, regulatory, financial or other advice. Each SAGC shareholder should make its own independent investigation and consult with its own advisors for independent advice as to the legal, tax, regulatory, financial, accounting and other aspects of the proposed merger, as they relate to such SAGC shareholder.

Past Performance is No Guarantee of Future Results

Information contained in this press release concerning Priority’s past performance is being provided for informational purposes only and should not be viewed as being indicative of the investment results that may be achieved by any SAGC shareholder with respect to the shares of Priority common stock that it would receive in connection with the proposed merger. Such information represents the investment results of Priority as a whole and is not necessarily the investment results that may be achieved by any individual investor in Priority, including without limitation any SAGC shareholder. The investment results achieved by any SAGC shareholder with respect to the shares of Priority common stock that it would receive in connection with the proposed merger may differ, perhaps substantially, from the information contained in this press release.

####